UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Euroseas Ltd. (the “Company”) hereby incorporates this Form 6-K into the Company’s Registration Statement on Form F-3, filed on July 2, 2008, Registration No. 333-152089.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Form 6-K is being furnished to cause Exhibit 1 hereto, a copy of the Equity Distribution Agreement dated September 4, 2009, entered into between the Company and Citigroup Global Markets Inc., to be added to the Company’s Registration Statement on Form F-3 (Registration No. 333-152089).

Exhibit 1

Euroseas Ltd.

7,000,000 Shares
Common Stock
($0.03 par value)

Equity Distribution Agreement

September 4, 2009

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York, 10013

Ladies and Gentlemen:

Euroseas Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company"), confirms its agreement (this "Agreement") with Citigroup Global Markets Inc. (the "Manager") as follows:

1.           Description of Shares.  The Company proposes to issue and sell through or to the Manager, as sales agent and/or principal, up to 7,000,000 shares (the "Shares") of the Company's common stock, $0.03 par value ("Common Stock"), from time to time during the term of this Agreement and on the terms set forth in Section 3 of this Agreement.  For purposes of selling the Shares through the Manager, the Company hereby appoints the Manager as exclusive agent of the Company for the purpose of soliciting purchases of the Shares from the Company pursuant to this Agreement and the Manager agrees to use its reasonable efforts to solicit purchases of the Shares on the terms and subject to the conditions stated herein.  The Company agrees that whenever it determines to sell the Shares directly to the Manager as principal, it will enter into a separate agreement (each, a "Terms Agreement") in substantially the form of Annex I hereto, relating to such sale in accordance with Section 3 of this Agreement.  Certain terms used herein are defined in Section 21 hereof.

2.           Representations and Warranties.  The Company represents and warrants to, and agrees with, the Manager at the Execution Time and on each such time the following representations and warranties are repeated or deemed to be made pursuant to this Agreement, as set forth below.

(a)           The Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission a registration statement (Reg. No. 333-152089) on Form F-3, including a related Base Prospectus, for registration under the Act of the offering and sale of the Shares.  Such Registration Statement, including any amendments thereto filed prior to the Execution Time or prior to any such time this representation is repeated or deemed to be made, has become effective.  The Company has filed with the Commission the Prospectus Supplement relating to the Shares in accordance with Rule 424(b).  As filed, the Prospectus contains all information required by the Act and the rules thereunder, and, except to the extent the Manager shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Manager prior to the Execution Time or prior to any such time this representation is repeated or deemed to be made.  The Registration Statement, at the Execution Time, each such time this representation is repeated or deemed to be made, and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, meets the requirements set forth in Rule 415(a)(1)(x). The initial Effective Date of the Registration Statement was not earlier than the date three years before the Execution Time.  Any reference herein to the Registration Statement, the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus, as the case may be; and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus, as the case may be, deemed to be incorporated therein by reference.

(b)           To the extent that the Registration Statement is not available for the sales of the Shares as contemplated by this Agreement, the Company shall file a new registration statement with respect to any additional shares of Common Stock necessary to complete such sales of the Shares and shall cause such registration statement to become effective as promptly as practicable.  After the effectiveness of any such registration statement, all references to "Registration Statement" included in this Agreement shall be deemed to include such new registration statement, including all documents incorporated by reference therein pursuant to Item 6 of Form F-3, and all references to "Base Prospectus" included in this Agreement shall be deemed to include the final form of prospectus, including all documents incorporated therein by reference, included in any such registration statement at the time such registration statement became effective.

(c)           On each Effective Date, at the Execution Time, at each Applicable Time, at each Settlement Date and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, the Registration Statement complied and will comply in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b), at the Execution Time, at each Applicable Time, on each Settlement Date (as hereinafter defined) and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, the Prospectus (together with any supplement thereto) complied and will comply in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder and did not and will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by the Manager specifically for inclusion in the Registration Statement or the Prospectus (or any supplement thereto).

(d)           At the Execution Time, at each Applicable Time and at each Settlement Date, the Disclosure Package does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by the Manager specifically for use therein.

(e)           (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Shares and (ii) as of the Execution Time and on each such time this representation is repeated or deemed to be made (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(f)           Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Manager specifically for use therein.

(g)           The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Act, and the Company is not the subject of a pending proceeding under Section 8A of the Act in connection with the offering of the Shares.

(h)           The Company has not entered into any other sales agency agreements or other similar arrangements with any agent or any other representative in respect of at the market offerings of the Shares in accordance with Rule 415(a)(4) of the Act.

(i)           The Company has not taken and will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(j)           There is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement other than in limited circumstances under the April 1, 2009 engagement letter with National Securities Corporation in the event of any sale of Shares completed pursuant to the provisions of a separate Terms Agreement.

(k)           Each of the Company and its subsidiaries listed on Schedule III hereto (collectively the "Subsidiaries") has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package and the Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification except where the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect (as hereinafter defined). The Subsidiaries listed on Schedule III attached hereto are the only subsidiaries of the Company.

(l)           All the outstanding shares of capital stock of each Subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable, and, except as otherwise set forth in the Disclosure Package and the Prospectus, all outstanding shares of capital stock of the Subsidiaries are owned by the Company either directly or through wholly owned Subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(m)           The Company's authorized equity capitalization is as set forth in the Disclosure Package and the Prospectus; the capital stock of the Company conforms in all material respects to the description thereof contained in the Disclosure Package and the Prospectus; the outstanding shares of Common Stock have been duly and validly authorized and issued and are fully paid and nonassessable; the Shares have been duly and validly authorized, and, when issued and delivered against payment therefor as provided herein and in any applicable Terms Agreement, will conform in all material respects to the description thereof contained in the Disclosure Package and the Prospectus and will be validly issued, fully paid and nonassessable; and the shares of Common Stock originally issuable upon exercise of outstanding warrants and options as described in the Disclosure Package and the Prospectus have been duly and validly authorized and reserved for issuance and upon issuance will conform in all material respects to the description thereof contained in the Disclosure Package and the Prospectus and will be validly issued, fully paid and nonassessable; the Shares are duly listed, and admitted and authorized for trading, subject to official notice of issuance and evidence of satisfactory distribution, on the Nasdaq Global Select Market; the certificates for the Shares are in valid and sufficient form; neither the holders of outstanding shares of capital stock of the Company nor any other person is entitled to preemptive or other rights to subscribe for the Shares; and, except as set forth in the Disclosure Package and the Prospectus (exclusive of any supplement thereto), no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding; there are no restrictions on subsequent transfer of the Shares under the laws of the Republic of Marshall Islands or of Greece.

(n)           The Shareholder Rights Agreement between the Company and the rights agent party thereto constitutes a valid and binding agreement of each such party enforceable against each such party in accordance with its terms; and when issued in accordance with the terms of the Shareholder Rights Agreement, the preferred stock purchase rights, including those associated with the Shares, constitute valid and binding obligations of the Company and the Disclosure Package and the Prospectus contain a summary of the terms of the Shareholder Rights Agreement, which summary is accurate and fair in all material respects.

(o)           There are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other instruments required to be described in the Registration Statement, Disclosure Package or Prospectus, or to be filed as an exhibit thereto, which are not described or filed as required; and any statements in the Prospectus summarizing legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(p)           This Agreement has been and any applicable Terms Agreement will be duly authorized, executed and delivered by the Company.

(q)           The Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Disclosure Package and the Prospectus, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

(r)           No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein and such as may be required under the blue sky laws of any jurisdiction in connection with the issuance and distribution of the Shares in the manner contemplated herein, in any applicable Terms Agreement and in the Disclosure Package and the Prospectus.

(s)           Neither the issue and sale of the Shares nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof or any Terms Agreement will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, (i) the charter or by-laws of the Company or any of its Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property is subject, except for any such conflict, breach, violation or imposition of any lien, charge or encumbrance that would not, individually or in the aggregate, result in a Material Adverse Effect (as defined below) or have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties.

(t)           Other than the selling shareholders described in the Registration Statement, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

(u)           The consolidated historical financial statements and schedules included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus present fairly the financial condition, results of operations and cash flows of the entities purported to be shown thereby on the basis stated therein as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein). All disclosures contained in the Registration Statement, the Disclosure Package and the Prospectus regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations promulgated under the Exchange Act and the Act) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Act, to the extent applicable.  The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any "variable interest entities" within the meaning of Financial Accounting Standards Board Interpretation No. 46), not disclosed in the Registration Statement, the Disclosure Package and the Prospectus.  There are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the Disclosure Package or the Prospectus that are not included as required.

(v)           No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (a "Material Adverse Effect"), except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(w)           Each of the Company and each of its Subsidiaries own or leases all such properties as are necessary to the conduct of its operations as presently conducted.

(x)           Neither the Company nor any Subsidiary is in violation or default of (i) any provision of its charter or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, except for any such violation or default that would not, individually or in the aggregate, result in a Material Adverse Effect or have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such Subsidiary or any of its properties, as applicable.

(y)           Deloitte Hadjipavlou Sofianos & Cambanis S.A. ("Deloitte"), which has certified certain financial statements of the Company and its consolidated subsidiaries and delivered its report with respect to the audited consolidated financial statements of the Company included in the Disclosure Package and the Prospectus, were and are independent with respect to such entities within the meaning of the Act and the applicable published rules and regulations thereunder and the Public Accounting Oversight Board (United States).

(z)           There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. Federal law or the laws of any U.S. state, the Republic of Liberia, the Republic of the Marshall Islands, Cyprus, the Republic of Panama, Greece or Malta, or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company of the Shares.

(aa)           The Company has filed all tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect), except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(bb)           No labor problem or dispute with the employees of the Company, any of its Subsidiaries or Eurobulk Ltd. exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its,  its Subsidiaries or Eurobulk Ltd.'s principal suppliers, contractors or customers, that could have a Material Adverse Effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(cc)           The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance  insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(dd)           Except as set forth in the Disclosure Package and the Prospectus, the Company is not prohibited, directly or indirectly, from paying any dividends, from making any other distribution, from repaying any loans or advances or from transferring any of its property or assets.  No Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company, except as described in or contemplated by the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(ee)           The Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by all applicable authorities necessary to conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(ff)           The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its Subsidiaries' internal controls over financial reporting are effective and the Company and its Subsidiaries are not aware of any material weakness in their internal controls over financial reporting.

(gg)           The Company and its Subsidiaries maintain "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective.

(hh)           Except as would not, individually or in the aggregate, result in a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, "Hazardous Materials"), or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (ii) the Company and each of its Subsidiaries has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with its requirements, (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries, (iv) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries, relating to Hazardous Materials or any Environmental Laws, (v)  neither the Company nor any of its Subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, (vi) there has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any of its Subsidiaries (or, to the Company's knowledge, upon any other entity for whose acts or omissions the Company is or may liable) upon any other property now or previously owned or leased by the Company or any of its Subsidiaries, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit (including any applicable regulations and standards adopted by the International Maritime Organization) relating to pollution or protection of human health and the environment, (vii) there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property, of any toxic or other wastes or other hazardous substances with respect to which the Company has knowledge and (viii) neither the Company nor any of its Subsidiaries has agreed to assume, undertake or provide indemnification for any liability or any other person under any Environmental Law, including any obligation for cleanup or remedial action, other than by operation of law or due to the Company's or any of its Subsidiaries, membership in any mutual protection and indemnity association.

(ii)           In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(jj)           There is and has been no failure on the part of the Company and any of the Company's directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(kk)           Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ll)           The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(mm)           Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(nn)           The Company and its Subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the "Intellectual Property") necessary for the conduct of the Company's business as now conducted or as proposed in the Prospectus to be conducted and the Company has no reason to believe that the conduct of the businesses of the Company or its Subsidiaries will conflict with, and has not received any notice of any claim of conflict with, any such rights of others.

(oo)           Each of the vessels described in the Registration Statement, the Disclosure Package and the Prospectus is owned directly by a Subsidiary or Subsidiaries; each of the vessels listed on Schedule III hereto and specified as being owned (the "Owned Vessels") by a Subsidiary has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule III in the sole ownership of the Subsidiary set forth opposite its name on Schedule III and no other action is necessary to establish and perfect such entity's title to and interest in such vessel as against any charterer or third party; each such Subsidiary has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record other than as disclosed in the Disclosure Package and the Prospectus; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.

(pp)           Each Owned Vessel is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any governmental authority, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, governmental licenses and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect.  The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, governmental licenses and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(qq)           Each Owned Vessel is classed by any of Lloyd's Register of Shipping, American Bureau of Shipping, Det Norske Veritas or a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(rr)           Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of the Marshall Islands, the Republic of Liberia, Cyprus, Malta, the Republic of Panama or any political subdivisions thereof.

(ss)           The Company is not a Passive Foreign Investment Company ("PFIC") within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended, and, based on the Company's current and expected assets, income and operations as described in the Disclosure Package and the Prospectus, the Company does not believe it is likely to become a PFIC.

(tt)           All dividends and other distributions declared and payable on the shares of capital stock of the Company may, under the current laws and regulations of the Republic of the Marshall Islands and any political subdivisions thereof, be paid in U.S. dollars and may be freely transferred out of the Republic of the Marshall Islands, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the Republic of the Marshall Islands and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body in the Republic of the Marshall Islands.

(uu)           Neither the Company nor any Subsidiary has sent or received any communication regarding termination of any of the contracts, charters or agreements referred to or described in the Disclosure Package or the Prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement, and no such termination has been threatened by the Company or any Subsidiary or, to the Company's knowledge, any other party to any such contract or agreement.

(vv)           The statistical and market-related data included in the Disclosure Package and the Prospectus are based on or derived from sources which the Company believes to be reliable and accurate.

(ww)           The Company is a "foreign private issuer" as defined in Rule 405.

Any certificate signed by any officer of the Company and delivered to the Manager or counsel for the Manager in connection with this Agreement or any Terms Agreement shall be deemed a representation and warranty by the Company, as to matters covered thereby, to the Manager.

3.           Sale and Delivery of Shares.

(a)         Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to issue and sell Shares from time to time through the Manager, acting as sales agent, and the Manager agrees to use its reasonable efforts to sell, as sales agent for the Company, the Shares on the following terms.

(i)           The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Manager on any day that (A) is a trading day for the Nasdaq Global Select Market ("Nasdaq") (other than a day on which the Nasdaq is scheduled to close prior to its regular weekday closing time), (B) the Company has instructed the Manager by telephone (confirmed promptly by electronic mail) to make such sales and (C) the Company has satisfied its obligations under Section 6 of this Agreement.  The Company will designate the maximum amount of the Shares to be sold by the Manager daily as agreed to by the Manager (in any event not in excess of the amount available for issuance under the Prospectus and the currently effective Registration Statement) and the minimum price per Share at which such Shares may be sold.  Subject to the terms and conditions hereof, the Manager shall use its reasonable efforts to sell on a particular day all of the Shares designated for the sale by the Company on such day.  The gross sales price of the Shares sold under this Section 3(a) shall be the market price for shares of the Company's Common Stock sold by the Manager under this Section 3(a) on the Nasdaq at the time of sale of such Shares.

(ii)           The Company acknowledges and agrees that (A) there can be no assurance that the Manager will be successful in selling the Shares, (B) the Manager will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason other than a failure by the Manager to use its reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Shares as required under this Agreement, and (C) the Manager shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the Manager and the Company.

(iii)           The Company shall not authorize the issuance and sale of, and the Manager shall not be obligated to use its reasonable efforts to sell, any Share at a price lower than the minimum price therefor designated from time to time by the Company's Board of Directors (the "Board"), or a duly authorized committee thereof, and notified to the Manager in writing.  The Company or the Manager may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend the offering of the Shares for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(iv)           The Manager hereby covenants and agrees not to make any sales of the Shares on behalf of the Company, pursuant to this Section 3(a), other than (A) by means of ordinary brokers' transactions between members of the Nasdaq that qualify for delivery of a Prospectus to the Nasdaq in accordance with Rule 153 of the 1933 Act Regulations (such transactions are hereinafter referred to as "Continuous Offerings") and (B) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the Manager pursuant to a Terms Agreement.

(v)           The compensation to the Manager for sales of the Shares with respect to which the Manager acts as sales agent under this Agreement shall be 2.00% of the gross sales price of the Shares sold pursuant to this Section 3(a).  The foregoing rate of compensation shall not apply when the Manager acts as principal, in which case the Company may sell Shares to the Manager as principal at a price agreed upon at the relevant Applicable Time pursuant to a Terms Agreement.  The remaining proceeds, after further deduction for any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales (the "Transaction Fees"), shall constitute the net proceeds to the Company for such Shares (the "Net Proceeds").

(vi)           The Manager shall provide written confirmation (which may be by facsimile or electronic mail) to the Company following the close of trading on the Nasdaq each day in which the Shares are sold under this Section 3(a) setting forth the number of the Shares sold on such day, the aggregate gross sales proceeds and the Net Proceeds to the Company, and the compensation payable by the Company to the Manager with respect to such sales.

(vii)           Settlement for sales of the Shares pursuant to this Section 3(a) will occur on the third business day following the date on which such sales are made (each such day, a "Settlement Date").  On each Settlement Date, the Shares sold through the Manager for settlement on such date shall be issued and delivered by the Company to the Manager against payment of the Net Proceeds for the sale of such Shares.  Settlement for all such Shares shall be effected by free delivery of the Shares to the Manager's account at The Depository Trust Company ("DTC") in return for payments in same day funds delivered to the account designated by the Company.  If the Company or its transfer agent (if applicable) shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (A) indemnify and hold the Manager harmless against any loss, claim or damage arising from or as a result of such default by the Company and (B) pay the Manager any commission to which it would otherwise be entitled absent such default.  If the Manager breaches this Agreement by failing to deliver the Net Proceeds to the Company on any Settlement Date for the Shares delivered by the Company, the Manager will pay the Company interest based on the effective overnight federal funds rate on such unpaid amount less any compensation due to the Manager.

(viii)           At each Applicable Time, Settlement Date, Representation Date (as defined in Section 4(k)) and Filing Date (as defined in Section 4(x)), the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement as if such representation and warranty were made as of such date, modified as necessary to relate to the Registration Statement and the Prospectus as amended as of such date.  Any obligation of the Manager to use its reasonable efforts to sell the Shares on behalf of the Company shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 6 of this Agreement.

(b)      If the Company wishes to issue and sell the Shares pursuant to this Agreement but other than as set forth in Section 3(a) of this Agreement (each, a "Placement"), it will notify the Manager of the proposed terms of such Placement.  If the Manager, acting as principal, wishes to accept such proposed terms (which it may decline to do for any reason in its sole discretion) or, following discussions with the Company wishes to accept amended terms, the Manager and the Company will enter into a Terms Agreement setting forth the terms of such Placement.  The terms set forth in a Terms Agreement will not be binding on the Company or the Manager unless and until the Company and the Manager have each executed such Terms Agreement accepting all of the terms of such Terms Agreement.  In the event of a conflict between the terms of this Agreement and the terms of a Terms Agreement, the terms of such Terms Agreement will control.

(c)      Each sale of the Shares to the Manager shall be made in accordance with the terms of this Agreement and, if applicable, a Terms Agreement, which will provide for the sale of such Shares to, and the purchase thereof by, the Manager.  A Terms Agreement may also specify certain provisions relating to the reoffering of such Shares by the Manager.  The commitment of the Manager to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth.  Each Terms Agreement shall specify the number of the Shares to be purchased by the Manager pursuant thereto, the price to be paid to the Company for such Shares, any provisions relating to rights of, and default by, underwriters acting together with the Manager in the reoffering of the Shares, and the time and date (each such time and date being referred to herein as a "Time of Delivery") and place of delivery of and payment for such Shares.  Such Terms Agreement shall also specify any requirements for opinions of counsel, accountants' letters and officers' certificates pursuant to Section 6 of this Agreement and any other information or documents required by the Manager.

(d)      Under no circumstances shall the number and aggregate amount of the Shares sold pursuant to this Agreement and any Terms Agreement exceed (i) the aggregate amount set forth in Section 1, (ii) the number of shares of the Common Stock available for issuance under the currently effective Registration Statement or (iii) the number and aggregate amount of the Shares authorized from time to time to be issued and sold under this Agreement by the Board, or a duly authorized committee thereof, and notified to the Manager in writing.

(e)      Notwithstanding any other provision of this Agreement the Company shall not request the sale of any Shares that would be sold, and the Manager shall not be obligated to sell, during any period in which the Company's insider trading policy, as it exists at the Execution Time or as amended from time to time (provided that the Company shall inform the Manager in writing of any such amendment immediately after it becomes effective), would prohibit the purchases or sales of the Company's Common Stock by its officers or directors, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information; provided that, unless otherwise agreed between the Company and the Managers, for purposes of this paragraph (e) such period shall be deemed to end on the date on which the Company's next subsequent Annual Report on Form 20-F or Report on Form 6-K containing quarterly consolidated financial statements, together with the related notes thereto, of the Company which is incorporated by reference into the Registration Statement, as the case may be, is filed with the Commission.

4.           Agreements.  The Company agrees with the Manager that:

(a)           During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172) to be delivered under the Act, the Company will not file any amendment of the Registration Statement or supplement (including the Prospectus Supplement or any Interim Prospectus Supplement) to the Base Prospectus or any Rule 462(b) Registration Statement unless the Company has furnished to the Manager a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Manager reasonably objects.  The Company has properly completed the Prospectus, in a form approved by the Manager, and filed such Prospectus, as amended at the Execution Time, with the Commission pursuant to the applicable paragraph of Rule 424(b) by the Execution Time and will cause any supplement to the Prospectus to be properly completed, in a form approved by the Manager, and will file such supplement with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed thereby and will provide evidence satisfactory to the Manager of such timely filing.  The Company will promptly advise the Manager (i) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (ii) when, during any period when the delivery of a prospectus (whether physically or through compliance with Rule 172 or any similar rule) is required under the Act in connection with the offering or sale of the Shares, any amendment to the Registration Statement shall have been filed or become effective, (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose.  The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b)           If, at any time on or after an Applicable Time but prior to the related Settlement Date or Time of Delivery, any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Manager so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to the Manager in such quantities as the Manager may reasonably request.

(c)           During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172) to be delivered under the Act, any event occurs as a result of which the Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Prospectus, the Company promptly will (i) notify the Manager of any such event, (ii) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 4, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Prospectus and (iv) supply any supplemented Prospectus to the Manager in such quantities as the Manager may reasonably request.

(d)           As soon as practicable, the Company will make generally available to its security holders and to the Manager an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(e)           The Company will furnish to the Manager and counsel for the Manager, without charge, signed copies of the Registration Statement (including exhibits thereto) and, so long as delivery of a prospectus by the Manager or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of the Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Manager may reasonably request.  The Company will pay the expenses of printing or other production of all documents relating to the offering.

(f)           The Company will arrange, if necessary, for the qualification of the Shares for sale under the laws of such jurisdictions as the Manager may designate and will maintain such qualifications in effect so long as required for the distribution of the Shares; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Shares, in any jurisdiction where it is not now so subject.

(g)           The Company agrees that, unless it has or shall have obtained the prior written consent of the Manager, and the Manager agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus" (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule I hereto.  Any such free writing prospectus consented to by the Manager or the Company is hereinafter referred to as a "Permitted Free Writing Prospectus."  The Company agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(h)           (i) The Company will not offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock; or publicly announce an intention to effect any such transaction without (i) giving the Manager at least five Business Days' prior written notice specifying the nature of the proposed transaction and the date of such proposed transaction and (ii) the Manager suspending acting under this Agreement for such period of time requested by the Company or as deemed appropriate by the Manager in light of the proposed transaction; provided, however, that the Company may issue and sell Common Stock pursuant to this Agreement or any Terms Agreement, any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and the Company may issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time.  (ii) The Company shall use its reasonable best efforts to cause Friends Investment Company Inc. ("Friends"), on any day Shares are being sold under this Agreement or such other day as the Manager may reasonably request, not to offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Friends) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction.

(i)           The Company will not (i) take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, purchase or pay any person (other than as contemplated by this Agreement or any Terms Agreement) any compensation for soliciting purchases of the Shares.

(j)           The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise the Manager immediately after it shall have received notice or obtain knowledge thereof, of any information or fact that would alter or affect any opinion, certificate, letter and other document provided to the Manager pursuant to Section 6 herein.

(k)           Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder), and each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented (other than an Interim Prospectus Supplement filed pursuant to Rule 424(b) pursuant to Section 4(x) of this Agreement or a prospectus supplement relating solely to the offering of securities other than the Shares), (ii) there is filed with the Commission any document incorporated by reference into the Prospectus, (iii) the Shares are delivered to the Manager as principal at the Time of Delivery pursuant to a Terms Agreement, or (iv) otherwise as the Manager may reasonably request (such commencement or recommencement date and each such date referred to in (i), (ii), (iii) and (iv) above, a "Representation Date"), the Company shall furnish or cause to be furnished to the Manager forthwith a certificate dated and delivered the date of such commencement or recommencement, effectiveness of such amendment, the date of filing with the Commission of such supplement or other document,  the Time of Delivery, or promptly upon request, as the case may be, in form satisfactory to the Manager to the effect that the statements contained in the certificate referred to in Section 6(j) of this Agreement which were last furnished to the Manager are true and correct at the time of such commencement or recommencement, amendment, supplement, filing, or delivery, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 6(j), modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such certificate.

(l)           At each Representation Date, the Company shall furnish or cause to be furnished forthwith to the Manager and to counsel to the Manager a written opinion of Seward & Kissel LLP, U.S. counsel to the Company ("U.S. Counsel"), Seward & Kissel LLP, Marshall Islands counsel to the Company ("Marshall Islands Counsel"), Savvas D. Georghiades, Cypriot counsel to the Company ("Cypriot Counsel"), Potamitis Vekris Law Partnership, Greek counsel to the Company ("Greek Counsel") Seward & Kissel LLP, Liberian counsel to the Company ("Liberian Counsel"), Quijano & Associates, Panamanian counsel to the Company ("Panamanian Counsel") and Lorraine Conti, Maltese counsel to the Company ("Maltese Counsel"), or other counsel satisfactory to the Manager, and of counsel to the Company in such other jurisdictions as the Manager shall reasonably request, each dated and delivered the date of commencement or recommencement, effectiveness of such amendment, the date of filing with the Commission of such supplement or other document, the Time of Delivery, or promptly upon such request, as the case may be, in form and substance satisfactory to the Manager, of the same tenor as the opinions referred to in Sections 6(b), 6(c), 6(d), 6(e), 6(f), 6(g) and 6(h), respectively, of this Agreement, but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinion.

(m)           At each Representation Date, Morgan, Lewis & Bockius LLP, counsel to the Manager, shall deliver a written opinion, dated and delivered the date of commencement or recommencement, effectiveness of such amendment, the date of filing with the Commission of such supplement or other document, the Time of Delivery, or promptly upon such request, as the case may be, in form and substance satisfactory to the Manager, of the same tenor as the opinions referred to in Section 6(i) of this Agreement but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinion.

(n)           Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder), and each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented to include additional amended financial information, (ii) the Shares are delivered to the Manager as principal at a Time of Delivery pursuant to a Terms Agreement, (iii) the Company files a Report on Form 6-K, containing the quarterly consolidated financial information of the Company, which is the incorporated by reference into the Registration Statement, or an Annual Report on Form 20-F, (iv) at the Manager's request and upon reasonable advance notice to the Company, there is filed with the Commission any document which contains financial information incorporated by reference into the Prospectus, or (v) otherwise as the Manager shall reasonably request and upon reasonable advance notice to the Company, the Company shall cause Deloitte (the "Accountants"), or other independent accountants satisfactory to the Manager forthwith, to furnish the Manager a letter, dated the date of commencement or recommencement, effectiveness of such amendment, the date of filing of such supplement or other document with the Commission, or the Time of Delivery, as the case may be, in form satisfactory to the Manager, of the same tenor as the letter referred to in Section 6(k) of this Agreement but modified to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter.

(o)           Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder), and at each Representation Date, the Company will conduct a due diligence session, in form and substance satisfactory to the Manager, which shall include representatives of the management and the independent accountants of the Company.  The Company shall cooperate timely with any reasonable due diligence request from or review conducted by the Manager or its agents from time to time in connection with the transactions contemplated by this Agreement, including, without limitation, providing information and available documents and access to appropriate corporate officers and the Company's agents during regular business hours and at the Company's principal offices, and timely furnishing or causing to be furnished such certificates, letters and opinions from the Company, its officers and its agents, as the Manager may reasonably request.

(p)           The Company consents to the Manager trading in the Common Stock for the Manager's own account and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement or pursuant to a Terms Agreement.

(q)           The Company will file a Report on Form 6-K setting forth unaudited consolidated financial statements and financial schedules of the Company and the subsidiaries of the Company, together with related notes, prepared in accordance with Regulation S-X under the Securities Act and with United States generally accepted accounting principles consistently applied at the times and during the periods involved, for each of the first three  fiscal quarters of the Company's fiscal year and disclose in its Annual Reports on Form 20-F and such Reports on Form 6-K, as applicable, the number of Shares sold through the Manager under this Agreement, the Net Proceeds to the Company and the compensation paid by the Company with respect to sales of Shares pursuant to this Agreement during the relevant quarter.

(r)           If to the knowledge of the Company, the conditions set forth in Section 6(a), 6(l) or 6(m) shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Manager the right to refuse to purchase and pay for such Shares.

(s)           Each acceptance by the Company of an offer to purchase the Shares hereunder, and each execution and delivery by the Company of a Terms Agreement, shall be deemed to be an affirmation to the Manager that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the Settlement Date for the Shares relating to such acceptance or as of the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Shares).

(t)           The Company shall ensure that there are at all times sufficient shares of Common Stock to provide for the issuance, free of any preemptive rights, out of its authorized but unissued shares of Common Stock or shares of Common Stock held in treasury, of the maximum aggregate number of Shares authorized for issuance by the Board pursuant to the terms of this Agreement.  The Company will use its commercially reasonable efforts to cause the Shares to be listed for trading on Nasdaq and to maintain such listing.

(u)           During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172) to be delivered under the Act, the Company will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and the regulations thereunder.

(v)           The Company shall cooperate with the Manager and use its reasonable efforts to permit the Shares to be eligible for clearance and settlement through the facilities of DTC.

(w)           The Company will apply the Net Proceeds from the sale of the Shares in the manner set forth in the Prospectus.

(x)           On or prior to the earlier of (i) the date on which the Company shall file a Report on Form 6-K containing the interim consolidated financial statements, together with the related notes thereto, of the Company, which is incorporated by reference into the Registration Statement, or an Annual Report on Form 20-F in respect of any fiscal quarter in which sales of Shares were made by the Manager pursuant to Section 3(a) of this Agreement and (ii) the date on which the Company shall be obligated to file such document referred to in clause (i) of this paragraph in respect of such quarter (each such date, and any date on which an amendment to any such document is filed, a "Filing Date"), the Company will file a prospectus supplement with the Commission under the applicable paragraph of Rule 424(b), which prospectus supplement will set forth, with regard to such quarter, the number of the Shares sold through the Manager as agent pursuant to Section 3(a) of this Agreement in Continuous Offerings, the Net Proceeds to the Company and the compensation paid by the Company with respect to such sales of the Shares pursuant to Section 3(a) of this Agreement and deliver such number of copies of each such prospectus supplement to the Nasdaq as are required by such exchange.

5.           Payment of Expenses.

(a)           The Company agrees to pay the costs and expenses incident to the performance of its obligations under this Agreement, whether or not the transactions contemplated hereby are consummated, including without limitation:  (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, the Prospectus, and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Shares; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Shares; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Shares; (v) the registration of the Shares under the Exchange Act and the listing of the Shares on Nasdaq; (vi) any registration or qualification of the Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Manager relating to such registration and qualification); (vii) any filings required to be made with the Financial Industry Regulatory Authority, Inc. ("FINRA") (including filing fees and the reasonable fees and expenses of counsel for the Manager relating to such filings); (viii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Shares; (ix) the fees and expenses of the Company's accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (x) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

(b)           The Company shall reimburse the Manager for reasonable fees, disbursements and expenses of counsel for the Manager incurred in connection with this Agreement and the transactions contemplated hereby in an aggregate amount not to exceed $100,000 in accordance with Schedule II hereto.

6.           Conditions to the Obligations of the Manager.  The obligations of the Manager under this Agreement and any Terms Agreement shall be subject to (i) the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, each Representation Date, and as of each Applicable Time, Settlement Date and Time of Delivery, (ii) to the performance by the Company of its obligations hereunder and (iii) the following additional conditions:

(a)           The Prospectus, and any supplement thereto, required by Rule 424 to be filed with the Commission have been filed in the manner and within the time period required by Rule 424(b) with respect to any sale of Shares; each Interim Prospectus Supplement shall have been filed in the manner required by Rule 424(b) within the time period required by Section 4(x) of this Agreement; any material required to be filed by the Company pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b)           The Company shall have requested and caused U.S. Counsel, to furnish to the Manager, on every date specified in Section 4(l) of this Agreement, its opinion, dated as of such date and addressed to the Manager, to the effect that:

(i)           The Registration Statement has become effective under the Act; any required filing of the Base Prospectus and the Prospectus, and any supplements thereto, pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b); to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement and the Prospectus (other than the financial statements and other financial and statistical information contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder.

(ii)           Although such counsel does not assume any responsibility for, and shall not be deemed to have independently ascertained or verified, the accuracy, completeness or fairness of the statements made in the Registration Statement, the Prospectus or the Disclosure Package (except as and to the extent of paragraphs (iv) and (vi) of this opinion), nothing has come to such counsel's attention in the course of participating in conferences with officers and representatives of the Company and representatives of the Company's independent accountants in the preparation of the Registration Statement, the Prospectus and the Disclosure Package that would lead such counsel to believe, insofar as relevant to the offering of the Shares, that on the Effective Date the Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus, as of its date and on the date hereof, included or includes any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Disclosure Package, as amended or supplemented at the Execution Time or at any applicable date related to the delivery of such opinion, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and related schedules and other financial information contained therein, as to which such counsel need express no opinion).

(iii)           The descriptions in the Registration Statement, the Disclosure Package and the Prospectus, including all documents incorporated by reference therein, of material contracts and other documents to which the Company or its Subsidiaries are a party are fair summaries of such material contracts and documents and, to such counsel's knowledge, there are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other instruments or documents required to be described or referred to in the Registration Statement, the Disclosure Package or the Prospectus or to be filed as exhibits thereto, which is not described or filed as required.

(iv)           Under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 15 of this Agreement, validly and irrevocably submitted to the personal jurisdiction of any New York Court in any action arising out of or relating to this Agreement or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Authorized Agent as it authorized agent for the purpose described in Section 15 of this Agreement; and service of process effected on such agent in the manner set forth in Section 15 of this Agreement will be effective to confer valid personal jurisdiction over the Company.

(v)           The information in the Prospectus under "Risk Factors", "Enforcement of Civil Liabilities" and "Prospectus Summary-Recent Developments" and in the Company's most recent annual report on Form 20-F, under "Item 3. Key Information-Risk Factors", "Item 6. Directors, Senior Management and Employees—Management", "Taxation—United States Federal Income Tax Considerations," and "Item 10. Additional Information—Taxation" (as supplemented, modified or superseded by the tax information contained in the Company's Form 6-K, filed with Commission on June 3, 2009) (other than the discussions under the headings "—Marshall Islands Tax Considerations" and "—Liberian Tax Considerations", which will not be addressed by this opinion), "Item 4—Information on the Company—Environmental and Other Regulation" and "Item 7—Major Shareholders and Related Party Transactions" to the extent that it constitutes matters of law, summaries of legal matters, legal proceedings, or legal conclusions, has been reviewed by us and is correct in all material respects.

(vi)           Except as set forth in the Disclosure Package and the Prospectus, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the Act.

(vii)           Except as set forth in the Disclosure Package and the Prospectus and insofar as matters of United States federal and New York state law are concerned, to such counsel's knowledge, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property, of a character required to be described in the Registration Statement, the Disclosure Package or the Prospectus that are not described as required.

(viii)           This Agreement and any applicable Terms Agreement has been duly authorized, executed and delivered by the Company.

(ix)           To the extent governed by the laws of the State of New York, the Shareholder Rights Agreement has been duly authorized, validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in proceeding in equity or at law), and when issued in accordance with the terms of the Shareholder Rights Agreement, the preferred stock purchase rights constitute valid and binding obligations of the Company.

(x)           The Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectus, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

(xi)           No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated in this Agreement, except such as have been obtained under the Act and such as may be required under the blue sky laws of any jurisdiction in connection with the issuance and sale of the Shares in the manner contemplated in this Agreement and any Terms Agreements, the Disclosure Package and the Prospectus and such other approvals as have been obtained.

(xii)           Neither the issue and sale of the Shares, nor the consummation of any other of the transactions contemplated in this Agreement nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or its subsidiaries pursuant to, (a) the charter or bylaws of the Company, (b) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument, known to such counsel, to which the Company or its subsidiaries is a party or bound or to which its or their property is subject, or (c) any applicable U.S. federal or New York state law, statute, rule, regulation, judgment, order or decree, known to us, of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or its subsidiaries or any of its or their properties.

(xiii)           The Company has obtained any licenses and other forms of authorization from, and has made all declarations and filings with, any governmental authorities, self-regulatory organizations and any courts and other tribunals in the United States as necessary to carry on its business as conducted as of the date of such opinion, except where the failure to do so would not, in the aggregate, have a Material Adverse Effect on the Company.

(xiv)           The Shares are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the Nasdaq Stock Market.

(xv)           The Company is a "foreign private issuer" as defined in Rule 405 of the Act.

(c)           The Company shall have requested and caused Marshall Islands Counsel, to furnish to the Manager, on every date specified in Section 4(l) of this Agreement, its opinion, dated as of such date and addressed to the Manager, to the effect that:

(i)           The Company is duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands. Without independent investigation, to our knowledge, the Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification (except where the failure to so qualify would not, in the aggregate, have a Material Adverse Effect on the Company and the Company's Marshall Islands Subsidiaries taken as a whole).  The Company has full corporate power and authority to own, lease and operate its properties and to conduct its business in all respects as described in the Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement.

(ii)           This Agreement and any applicable Terms Agreement has been duly authorized, validly executed and delivered by the Company.

(iii)           Each of the Company's Marshall Islands Subsidiaries (each a "Marshall Islands Subsidiary" and, collectively, the "Marshall Islands Subsidiaries") set forth on Schedule III to this Agreement, has been duly incorporated and is validly existing as a corporation under the laws of the Marshall Islands, remains on the registry, is duly qualified and authorized to do business and has all requisite power and authority necessary to own and operate its respective vessel and to conduct its business as described in the Disclosure Package and the Prospectus; and all of the outstanding shares of capital stock of each Marshall Islands Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable, and are owned directly or indirectly through wholly-owned subsidiaries by the Company, and, except as set forth in the Disclosure Package and the Prospectus, are free and clear of any registered liens or statutory pledge and, to such counsel's knowledge, any other security interest, claim, lien or encumbrance.

(iv)           Each of the vessels designated as being registered in the Marshall Islands on Schedule III to this Agreement is duly and validly registered as a vessel in the sole ownership of its respective owner, as indicated on such schedule, under the laws of the Marshall Islands, free and clear of all liens, claims charges, debts, or encumbrances and defects of title of record, except as described in the Disclosure Package and the Prospectus, and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the Marshall Islands as would affect its registry with the Office of the Maritime Administrator of the Marshall Islands.

(v)           The Company's authorized equity capitalization is as set forth in the Disclosure Package and the Prospectus, the capital stock of the Company conforms in all material respects to the description thereof contained in the Disclosure Package and the Prospectus, the outstanding shares of Common Stock been duly and validly authorized and issued and is fully paid and non-assessable, the shares of Common Stock originally issuable upon exercise of outstanding warrants as described in the Disclosure Package and Prospectus have been duly and validly authorized and reserved for issuance and upon issuance will conform in all material respects to the description thereof contained in the Disclosure Package and the Prospectus and will be validly issued, fully paid and nonassessable, the certificates for such Shares are in valid and sufficient form, the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to subscribe for the Shares, and, except as set forth in Disclosure Package and the Prospectus, to such counsel's knowledge, no options, warrants, or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding.

(vi)           The Shares have been duly and validly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth in this Agreement, will be validly issued, fully paid and non-assessable, and no holder of the Shares is or will be subject to personal liability by reason of being such a holder.

(vii)           Other than as set forth or contemplated in the Disclosure Package and the Prospectus and insofar as matters of Marshall Islands law are concerned, to such counsel's knowledge, there are no legal or governmental investigations, actions, suits or proceedings pending or threatened in the Marshall Islands against or affecting the Company or any of its properties or to which the Company is or may be a party or of which any of its properties is or may be the subject.

(viii)           Neither the issue and sale of the Shares, the execution, delivery and performance of this Agreement, nor the consummation of any other of the transactions contemplated in this Agreement, nor the fulfillment of the terms therewith will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance under Marshall Islands law upon any property or assets of the Company or the Marshall Islands Subsidiaries pursuant to (a) the articles of incorporation or bylaws of the Company or (b) any Marshall Islands statute, law, rule, order, regulation of general application to which the Company is subject.

(ix)           No licenses, permits, certificates, consents, orders, approvals or other authorizations of, or declarations or filings with, any governmental or regulatory authorities of the Marshall Islands is required for (a) the issuance and sale of the Shares by the Company or the consummation by the Company of the transactions contemplated by this Agreement or (b) the Company to own or lease, as the case may be, or to operate, its properties and carry on its business as conducted in the manner described in the Disclosure Package and Prospectus.

(x)           No consent, approval, authorization, order, license, registration or qualification of or with any court or governmental agency or body of the Marshall Islands is required for the issuance and sale of the Shares by the Company or the consummation by the Company of the transactions contemplated by this Agreement.

(xi)           The information in the Prospectus under "Description of Capital Stock" and "Enforcement of Civil Liabilities" and the statements in the Company's most recent annual report on Form 20-F, under "Item 10. Additional Information—Taxation– Marshall Islands Tax Considerations," (as supplemented, modified or superseded by the tax information contained in the Company's Form 6-K, filed with the Commission on June 3, 2009), insofar as such statement constitutes matters of law, summaries of legal matters, legal proceedings or legal conclusions, have been reviewed by us and are accurate in all material respects.

(xii)           No documentary stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable to the Marshall Islands or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares.

(xiii)           Insofar as matters of Marshall Islands law are concerned, the Registration Statement and the filing of the Registration Statement with the Commission have been duly authorized by and on behalf of the Company, and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company.

(xiv)           The agreement of the Company to the choice of law provisions set forth in Section 14 of this Agreement will be recognized by the courts of the Marshall Islands; the Company can sue and be sued in its own name under the laws of the Marshall Islands; the irrevocable submission of the Company to the exclusive jurisdiction of a New York Court, the waiver by the Company of any objection to the venue of a proceeding of a New York Court and the agreement of the Company that this Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; service of process effected in the manner set forth in Section 15 of this Agreement will be effective, insofar as the laws of the Marshall Islands are concerned, to confer valid personal jurisdiction over the Company; and a final non-appealable judgment against the Company entered by a court in any United States or foreign jurisdiction in any suit, action or proceeding would be enforceable in the courts of the Republic of the Marshall Islands without a retrial of the merits of the matter, provided that: (a) the judgment was for a sum of money and was final in the jurisdiction granting the judgment; (b) the court granting the judgment had jurisdiction under the laws of the place where it sat and the judgment did not offend principles of the Republic of the Marshall Islands as to due process, propriety or public order; and (c) the defendant was actually present in person or by duly appointed representative, and the judgment did not constitute in effect a default judgment.

(xv)           All dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of the Marshall Islands be paid in United States dollars and may be freely transferred out of the Marshall Islands and will not be subject to withholding taxes under the laws and regulations of the Marshall Islands, and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in the Marshall Islands.

(xvi)           Neither the Company nor any of its properties or assets has an immunity from suit, execution, attachment or legal process in any proceedings taken in the Marshall Islands in relation to this Agreement.

(d)           The Company shall have requested and caused Cypriot Counsel, to furnish to the Manager, on every date specified in Section 4(l) of this Agreement, its opinion, dated as of such date and addressed to the Manager, to the effect that:

(i)           Each of the Company's Cypriot Subsidiaries (each a "Cypriot Subsidiary" and, collectively, the "Cypriot Subsidiaries") set forth on Schedule III to this Agreement, has been duly incorporated and is validly existing as a limited liability company under the laws of Cyprus, remains on the registry, is duly qualified and authorized to do business and has all requisite power and authority to conduct its business as described in the Disclosure Package and the Prospectus; and all of the outstanding share capital of each of the Cypriot Subsidiaries has been duly and validly authorized and issued, is fully paid, and is owned directly or indirectly by the Company, free and clear of any registered liens or statutory pledge and, to such counsel's knowledge, after due inquiry, any other security interest, claim, lien or encumbrance.

(ii)           To the best of such counsel's knowledge, there are no legal or governmental actions, suits, proceedings or investigations pending or threatened, against the Cypriot Subsidiaries in Cyprus, or as to which the business, assets, or property of such Cypriot Subsidiaries would be subject or bound that are required to be described in the Registration Statement, the Disclosure Package or the Prospectus that are not described as required.

(iii)           No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court of the Republic of Cyprus is required for the consummation of the transactions contemplated by this Agreement in connection with the issuance or sale of the Shares by the Company as described in this Agreement, as a result of the Company being the sole shareholder of each of the Cypriot Subsidiaries.

(iv)           The issuance and sale of the Shares by the Company pursuant to this Agreement, and the consummation of the transactions contemplated herein will not result in the violation by either of the Cypriot Subsidiaries of its Memorandum and Articles of Association or any Cyprus statute, rule or regulation of any court or administrative or governmental agency or body, known to such counsel to be applicable to either Cypriot Subsidiary.

(v)           Neither the Company nor either of the Cypriot Subsidiaries nor any of its or their assets are entitled to immunity from suit, execution, attachment or legal process in any proceedings taken in Cyprus in relation to this Agreement.

(vi)           No documentary stamp or registration or transfer or similar taxes or charges and no capital gains, income, withholding or other taxes, are payable to the Republic of Cyprus or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares, as a result of the Company being the sole shareholder of each of the Cyprus Subsidiaries.

(vii)           To the best of our knowledge, each of the Company and the Cypriot Subsidiaries has obtained any licenses and other forms of authorization from, and has made all declarations and filings with, any governmental authorities, self-regulatory organizations and any courts and other tribunals in Cyprus necessary to carry on its business as conducted as of the date of such opinion.

(e)           The Company shall have requested and caused Greek Counsel, to furnish to the Manager, on every date specified in Section 4(l) of this Agreement, its opinion, dated as of such date and addressed to the Manager, to the effect that:

(i)           No consent or other form of authorization is required from any court or governmental agency or body or any stock exchange authority in Greece in connection with the valid execution and delivery by the Company of this Agreement or the sale of the Shares by the Company or the consummation by the Company of the transactions contemplated by this Agreement.

(ii)           All dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of Greece be paid in United States dollars and may be freely transferred out of Greece, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Greece and are otherwise free and clear of any other tax, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in Greece.

(iii)           To the best of such counsel's knowledge, there are no legal or governmental proceedings pending or threatened in Greece to which the Company or any of the Company's the Subsidiaries is a party or to which any property of the Company or any of its Subsidiaries is the subject.

(iv)           The compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not conflict in any material respect with any Greek law.

(v)           The Company and its Subsidiaries are not required to file tax returns or pay any taxes in Greece.

(vi)           To the best of such counsel's knowledge, the Company and its Subsidiaries has obtained any licenses and other forms of authorization from, and has made all declarations and filings with, any governmental authorities, self-regulatory organizations and any courts and other tribunals in Greece necessary to own or lease, as the case may be, and to operate the vessels owned by certain of its Subsidiaries and to carry on its business as conducted as of the date of the Prospectus, and neither the Company nor any such Subsidiary has received any actual notice of any proceedings relating to revocation or modification of any such license or other form of authorization, and the Company and its Subsidiaries are in compliance in all material respects with all laws and regulations in Greece relating to the ownership or lease, as the case may be, and the operation of the vessels owned by each of the Subsidiaries and the conduct of its business as described in the Disclosure Package and the Prospectus.

(vii)           No documentary stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable  to Greece or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares.

(f)           The Company shall have requested and caused Liberian Counsel, to furnish to the Manager, on every date specified in Section 4(l) of this Agreement, its opinion, dated as of such date and addressed to the Manager,  to the effect that:

(i)           Each of the Company's Liberian Subsidiaries (each a "Liberian Subsidiary" and, collectively, the "Liberian Subsidiaries") set forth on Schedule III to this Agreement, has been duly incorporated and is validly existing as a corporation under the laws of Liberia, remains on the registry, is duly qualified and authorized to do business and has all requisite power and authority necessary to own and operate its respective vessel and to conduct its business as described in the Disclosure Package and the Prospectus; and all of the outstanding shares of capital stock of each Liberian Subsidiary has been duly and validly authorized and issued, are fully paid and non-assessable, and are owned directly or indirectly through wholly-owned subsidiaries by the Company, and, except as set forth in the Disclosure Package and the Prospectus, are free and clear of any registered liens or statutory pledge and, to such counsel's knowledge, any other security interest, claim, lien or encumbrance.

(ii)           Each of the vessels designated as being registered in Liberia on Schedule III to this Agreement is duly and validly registered as a vessel in the sole ownership of its respective owner, as indicated on such schedule, under the laws of the Republic of Liberia, free and clear of all liens, claims charges, debts, or encumbrances and defects of title of record, except as described in the Disclosure Package and the Prospectus, and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the Republic of Liberia as would affect its registry with the Office of the Deputy Commissioner of Maritime Affairs of the Republic of Liberia.

(iii)           Other than as set forth or contemplated in the Disclosure Package and the Prospectus, to such counsel's knowledge, there are no legal or governmental actions, suits, proceedings or investigations pending or threatened against the Liberian Subsidiaries or as to which the business, assets, or property of such Subsidiary would be subject or bound that are required to be described in the Registration Statement, the Disclosure Package or the Prospectus that are not described as required.

(iv)           No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court of Liberia is required for the consummation of the transactions contemplated by this Agreement in connection with the issuance or sale of the Shares by the Company.

(v)           The issuance and sales of the Shares by the Company pursuant to this Agreement and the consummation of the transactions contemplated herein will not result in the violation by the Liberian Subsidiaries of their articles of incorporation or any Liberian statute, rule or regulation of any court or administrative or governmental agency or body known to us to be applicable to any such Subsidiary.

(vi)           The Company has obtained any licenses and other forms of authorization from, and has made all declarations and filings with, any governmental authorities, self-regulatory organizations and any courts and other tribunals in Liberia as necessary to carry on its business as conducted as of the date hereof, except where the failure to do so would not, in the aggregate, have a Material Adverse Effect on the Company.

(vii)           Neither the Company nor any of its properties or assets has an immunity from suit, execution, attachment or legal process in any proceedings taken in the Republic of Liberia in relation to this Agreement.

(viii)           The statements in the Company's most recent annual report on Form 20-F, under "Item 10.  Additional Information—Taxation—Liberian Tax Considerations," (as supplemented, modified or superseded by the tax information contained in the Company's Form 6-K, filed with the Commission on June 3, 2009), insofar as such statements constitute matters of law, summaries of legal matters, legal proceedings or legal conclusions, have been reviewed by us and are accurate in all material respects.

(ix)           No documentary stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable to Liberia or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares in the manner contemplated by this Agreement.

(g)           The Company shall have requested and caused Panamanian Counsel, to furnish to the Manager, on every date specified in Section 4(l) of this Agreement, its opinion, dated as of such date and addressed to the Manager, to the effect that:

(i)           Each of the Company's Panamanian Subsidiaries (each a "Panamanian Subsidiary" and, collectively, the "Panamanian Subsidiaries") set forth on Schedule III to this Agreement, has been duly incorporated and is validly existing as a corporation under the laws of Panama, is in good standing, is duly qualified and authorized to do business and has all requisite power and authority necessary to own and operate its respective vessel and to conduct its business as described in the Disclosure Package and the Prospectus.

(ii)           According to copy of a certification issued by the management of the Company, all of the authorized share capital of each Panama Subsidiary has been duly and validly issued, is fully paid, and is owned directly or indirectly by the Company, free and clear of any liens or statutory pledge and, to such counsel's knowledge, of any other security interest, claim, lien or encumbrance.

(iii)           The vessel Ninos is duly and validly registered as a vessel under the laws of Panama in the sole ownership of the entity indicated as the "Owning Entity" of such vessel on a schedule to such opinion, has good and marketable title thereto, free and clear of all liens, claims charges, debts, or encumbrances of record, save for, as disclosed in the Disclosure Package and the Prospectus, a first preferred mortgage dated 26th May 2005 for a sum of US$20,000,000.00 in favour of Fortis Bank (Nederland) N.V., which is permanently recorded in the Vessel's Division of the Panama Public Registry under Filing Card number 23329, Document 813460, as of 14th July 2005.

(iv)           The vessel Kuo Hsiung is duly and validly registered as a vessel under the laws of Panama in the sole ownership of the entity indicated as the "Owning Entity" of such vessel on a schedule to such opinion, has good and marketable title thereto, free and clear of all liens, claims charges, debts, or encumbrances of record, save for, as disclosed in the Disclosure Package and the Prospectus, a first preferred mortgage dated 26th May 2005 for a sum of US$20,000,000.00 in favour of Fortis Bank (Nederland) N.V., which is permanently recorded in the Vessel's Division of the Panama Public Registry under Filing Card number 16852, Document 816895, as of 21st July 2005.

(v)           The vessel Despina P. is duly and validly registered as a vessel under the laws of Panama in the sole ownership of the entity indicated as the "Owning Entity" of such vessel on a schedule to such opinion, and has good and marketable title thereto, free and clear of all liens, claims charges, debts, or encumbrances of record.

(vi)           The vessel Jonathan P. is duly and validly registered as a vessel under the laws of Panama in the sole ownership of the entity indicated as the "Owning Entity" of such vessel on a schedule to such opinion, and has good and marketable title thereto, free and clear of all liens, claims charges, debts, or encumbrances of record.

(vii)           Each of the vessels referred to in paragraphs (iii) through (vi) above is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Panama as would affect its registry with the Panamanian Ships Registry.

(viii)           The ship management agreements entered into each of the Panamanian Subsidiary have been duly authorized, executed and delivered by the appropriate Panamanian Subsidiary in accordance with the laws of Panama.

(ix)           To the best of such counsel's knowledge after due inquiry, there are no legal or governmental actions, suits, proceedings or investigations pending or threatened, against the Panamanian Subsidiaries, or as to which the business, assets, or property of such subsidiaries would be subject or bound, that are required to be described in the Registration Statement, the Disclosure Package or the Prospectus that are not described as required.

(x)           No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court of Panama is required for the consummation of the transactions contemplated by this Agreement in connection with the issuance or sale of the Shares by the Company.

(xi)           The issuance and sales of the Shares by the Company pursuant to this Agreement and the consummation of the transactions contemplated herein will not result in the violation by any Panama Subsidiary of their articles of incorporation or any existing applicable law, regulation or restriction of Panama.

(xii)           None of the Company nor the Panamanian Subsidiaries nor any of their properties or assets has immunity from suit, execution, attachment or legal process in any proceedings taken in Panama in relation to this Agreement.

(xiii)           No documentary stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable to Panama or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares.

(xiv)           To the best of our knowledge, each of the Panamanian Subsidiaries and the Company, as a result of its ownership of all of the authorized share capital of each Panamanian Subsidiary and each Panamanian Subsidiary's registration and operation of its respective vessel, has obtained any licenses and other forms of authorization from, and has made all declarations and filings with, any governmental authorities, self-regulatory organizations and any courts and other tribunals in Panama necessary to own or lease, as the case may be, and to operate the vessels owned by the Panamanian Subsidiaries and to carry on its business as conducted as of the date hereof.

(h)           The Company shall have requested and caused Maltese Counsel for the Company, to have furnished to the Manager, on every date specified in Section 4(l) of this Agreement, its opinion, dated as of such date and addressed to the Manager, to the effect that:

(i)           The Company's sole Maltese subsidiary (the "Maltese Subsidiary") set forth on Schedule III to this Agreement, has been duly incorporated and is validly existing as a limited liability company under the laws of the Republic of Malta, remains on the registry, is duly qualified and authorized to do business and has all requisite power and authority necessary to own and operate its vessel and to conduct its business as described in the Disclosure Package and the Prospectus; and all of the authorized and issued share capital of the Maltese Subsidiary has been duly and validly authorized and issued, is fully paid and non-assessable, and is wholly-owned by the Company, free and clear of any registered liens or pledge and, to such counsel's knowledge, after due inquiry, any other registered security interest or encumbrance.

(ii)           To the best of our knowledge, after due inquiry, there are no legal or governmental actions, suits, proceedings or investigations pending or threatened, against the Maltese Subsidiary, or as to which the business, assets, or property of such Maltese Subsidiary would be subject or bound.

(iii)           No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court of Malta is required for the consummation of the transactions contemplated by this Agreement in connection with the issuance or sale of the Shares by the Company.

(iv)           The issuance and sale of the Shares by the Company pursuant to this Agreement, and the consummation of the transactions contemplated herein, will not result in the violation by the Maltese Subsidiary of its Memorandum of Association or any Maltese statute, rule or regulation of any court or administrative or governmental agency or body, known to us to be applicable to the Maltese Subsidiary.

(v)           Neither the Company nor the Maltese Subsidiary nor any of their respective properties or assets has immunity from suit, execution, attachment or legal process in any proceedings taken in Malta in relation to this Agreement.

(vi)           No documentary stamp, other issuance, registration, transfer or similar taxes or duties and no capital gains, income, withholding or other taxes, are payable to the Republic of Malta or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares in the manner contemplated by this Agreement.

(i)           The Manager shall have received from Morgan, Lewis & Bockius LLP, counsel for the Manager, on every date specified in Section 4(m) of this Agreement, such opinion or opinions, dated as of such date and addressed to the Manager, with respect to the issuance and sale of the Shares, the Registration Statement, the Disclosure Package, the Prospectus (together with any supplement thereto) and other related matters as the Manager may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(j)           The Company shall have furnished or caused to be furnished to the Manager, on every date specified in Section 4(k) of this Agreement, a certificate of the Company, signed by the chief executive officer and the principal financial or accounting officer of the Company, dated as of such date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package and the Prospectus and any supplements or amendments thereto and this Agreement and that:

(i)           the representations and warranties of the Company in this Agreement are true and correct on and as of such date with the same effect as if made on such date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such date;

(ii)           no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iii)           since the date of the most recent financial statements included in the Disclosure Package, there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus.

(k)          The Company shall have requested and caused the Accountants to have furnished to the Manager, on every date specified in Section 4(n) hereof and to the extent requested by the Manager in connection with any offering of the Shares, letters (which may refer to letters previously delivered to the Manager), dated as of such date, in form and substance satisfactory to the Manager, confirming that they are independent accountants within the meaning of the Act and the Exchange Act and the respective applicable rules and regulations adopted by the Commission thereunder and the Public Company Accounting Oversight Board (United States) and that they have performed a review of any unaudited interim financial information of the Company included or incorporated by reference in the Registration Statement and the Prospectus in accordance with Statement on Auditing Standards No. 100. On every date specified in Section 4(n) hereof and to the extent requested by the Manager in connection with any offering of the Shares, the Manager shall have received certificates (which may refer to certificates previously delivered to the Manager) of the Chief Financial Officer of the Company, dated as of such date, in form and substance satisfactory to the Manager, with respect to certain financial and accounting information of the Company.

(l)           Since the respective dates as of which information is disclosed in the Registration Statement, the Disclosure Package and the Prospectus, except as otherwise stated therein, there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (k) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Manager, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package and the Prospectus (exclusive of any amendment or supplement thereto).

(m)           Between the Execution Time and the time of any sale of Shares through the Manager, there shall not have been any decrease in the rating of any of the Company's debt securities by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(n)           FINRA shall not have raised any objection with respect to the fairness and reasonableness of the terms and arrangements under this Agreement.

(o)           The Shares shall have been listed and admitted and authorized for trading on the Nasdaq Global Select Market, and satisfactory evidence of such actions shall have been provided to the Manager.

(p)           Prior to each Settlement Date and Time of Delivery, as applicable, the Company shall have furnished to the Manager such further information, certificates and documents as the Manager may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Manager and counsel for the Manager, this Agreement and all obligations of the Manager hereunder may be canceled at, or at any time prior to, any Settlement Date or Time of Delivery, as applicable, by the Manager.  Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Morgan, Lewis & Bockius LLP, counsel for the Manager, at 101 Park Avenue, New York, New York 10178, on each such date as provided in this Agreement.

7.           Indemnification and Contribution.

(a)           The Company agrees to indemnify and hold harmless the Manager, the directors, officers, employees and agents of the Manager and each person who controls the Manager within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Shares as originally filed or in any amendment thereof, or in the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by the Manager specifically for inclusion therein.  This indemnity agreement will be in addition to any liability that the Company may otherwise have.

(b)           The Manager agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to the Manager, but only with reference to written information relating to the Manager furnished to the Company by the Manager specifically for inclusion in the documents referred to in the foregoing indemnity.  This indemnity agreement will be in addition to any liability which the Manager may otherwise have.

(c)           Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party.  Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)           In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 7 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Manager agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively "Losses") to which the Company and the Manager may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Manager on the other from the offering of the Shares; provided, however, that in no case shall the Manager be responsible for any amount in excess of the underwriting discount or commission, as the case may be, applicable to the Shares purchased by the Manager hereunder.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Manager severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Manager on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Manager shall be deemed to be equal to the total underwriting discounts and commissions, in each case as determined by this Agreement or any applicable Terms Agreement.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Manager on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Company and the Manager agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 7, each person who controls the Manager within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of the Manager shall have the same rights to contribution as the Manager, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

8.           Termination.

(a)           The Company shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party except that (i) if Shares have been sold through the Manager for the Company, then Section 4(s) shall remain in full force and effect, (ii) with respect to any pending sale, through the Manager for the Company, the obligations of the Company, including in respect of compensation of the Manager, shall remain in full force and effect notwithstanding the termination and (iii) the provisions of Sections 2, 5, 7, 9, 10, 12, 14, 15 and 16 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)           The Manager shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party except that the provisions of Sections 2, 5, 7, 9, 10, 12, 14, 15 and 16 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)           This Agreement shall remain in full force and effect unless terminated pursuant to Sections 8(a) or (b) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Sections 2, 5, 7, 9, 15 and 16 shall remain in full force and effect.

(d)           Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Manager or the Company, as the case may be.  If such termination shall occur prior to the Settlement Date or Time of Delivery for any sale of the Shares, such sale shall settle in accordance with the provisions of Section 3(a)(vii) of this Agreement.

(e)           In the case of any purchase of Shares by the Manager pursuant to a Terms Agreement, the obligations of the Manager pursuant to such Terms Agreement shall be subject to termination, in the absolute discretion of the Manager, by notice given to the Company prior to the Time of Delivery relating to such Shares, if at any time prior to such delivery and payment (i) trading in the Company's Common Stock shall have been suspended by the Commission or the Nasdaq Stock Market or trading in securities generally on the NYSE or the Nasdaq Stock Market shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Manager, impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Prospectus (exclusive of any amendment or supplement thereto).

9.           Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Manager set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by the Manager or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 7 hereof, and will survive delivery of and payment for the Shares.

10.           Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Manager, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.:  (212) 816-7912) and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention:  General Counsel; or, if sent to the Company, will be mailed, delivered or telefaxed to Aristides J. Pittas, Chief Executive Officer, (fax no.:  + 30 211 1804097) and confirmed to it at c/o Euroseas Ltd., Aethrion Center, 40 AG Konstantinou Ave., 151-24 Maroussi, Greece.

11.           Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

12.           No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Shares pursuant to this Agreement is an arm's-length commercial transaction between the Company, on the one hand, and the Manager and any affiliate through which it may be acting, on the other, (b) the Manager is acting solely as sales agent and/or principal in connection with the purchase and sale of the Company's securities and not as a fiduciary of the Company and (c) the Company's engagement of the Manager in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity.  Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether the Manager has advised or is currently advising the Company on related or other matters).  The Company agrees that it will not claim that the Manager has rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

13.           Integration. This Agreement and any Terms Agreement supersede all prior agreements and understandings (whether written or oral) between the Company and the Manager with respect to the subject matter hereof.

14.           Applicable Law.  This Agreement and any Terms Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

15.           Jurisdiction.  The Company agrees that any suit, action or proceeding against the Company brought by the Manager, the directors, officers, employees and agents of the Manager, or by any person who controls the Manager, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.  The Company has appointed Seward & Kissel LLP as its authorized agent (the "Authorized Agent") upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any New York Court, by the Manager, the directors, officers, employees and agents of the Manager, or by any person who controls the Manager, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding.  The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company.  Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by the Manager, the directors, officers, employees and agents of the Manager, or by any person who controls the Manager, in any court of competent jurisdiction in the Republic of the Marshall Islands.

16.           Waiver of Immunity.  To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to itself or any of its property, the Company hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement.

17.           Waiver of Jury Trial.  The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement, any Terms Agreement or the transactions contemplated hereby or thereby.

18.           Adjustments for Stock Splits.  The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split effected with respect to the Shares.

19.           Counterparts.  This Agreement and any Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

20.           Headings.  The section headings used in this Agreement and any Terms Agreement are for convenience only and shall not affect the construction hereof.

21.           Definitions.  The terms that follow, when used in this Agreement and any Terms Agreement, shall have the meanings indicated.

"Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Applicable Time" shall mean, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement or any relevant Terms Agreement.

"Base Prospectus" shall mean the base prospectus referred to in Section 2(a) above contained in the Registration Statement at the Execution Time.

"Business Day" shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

"Commission" shall mean the Securities and Exchange Commission.

"Disclosure Package" shall mean (i) the Base Prospectus, (ii) the Prospectus Supplement, (iii) the most recently filed Interim Prospectus Supplement, (iv) the Issuer Free Writing Prospectuses, if any, identified in Schedule I hereto, (v) the public offering price of Shares sold at the relevant Applicable Time and (vi) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

"Effective Date" shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or becomes effective.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

"Free Writing Prospectus" shall mean a free writing prospectus, as defined in Rule 405.

"Interim Prospectus Supplement" shall mean the prospectus supplement relating to the Shares prepared and filed pursuant to Rule 424(b) from time to time as provided by Section 4(x) of this Agreement.

"Issuer Free Writing Prospectus" shall mean an issuer free writing prospectus, as defined in Rule 433.

"Prospectus" shall mean the Base Prospectus, as supplemented by the Prospectus Supplement and the most recently filed Interim Prospectus Supplement (if any).

"Prospectus Supplement" shall mean the most recent prospectus supplement relating to the Shares that was first filed pursuant to Rule 424(b) at or prior to the Execution Time.

"Registration Statement" shall mean the registration statement referred to in Section 2(a) above, including exhibits and financial statements and any prospectus supplement relating to the Shares that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be.

"Rule 158", "Rule 163", "Rule 164", "Rule 172", "Rule 405", "Rule 415", "Rule 424", "Rule 430B", "Rule 433" and "Rule 462" refer to such rules under the Act.

"Rule 462(b) Registration Statement" shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in Section 1(a) hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the Manager.

Very truly yours,

EUROSEAS LTD.

By:	/s/Anastasios Aslidis
Name: Anastasios Aslidis
Title: Chief Financial Officer

The foregoing Agreement is
hereby confirmed and accepted
as of the date first written above.

Citigroup Global Markets Inc.

By:	Citigroup Global Markets Inc.

By:	/s/ Christa Volpicelli
Name: Christa Volpicelli
Title: Director

SCHEDULE I

Schedule of Free Writing Prospectuses included in the Disclosure Package

None.

SCHEDULE III

SUBSIDIARIES OF EUROSEAS LTD.

Name of Subsidiary	County of Incorporation	Portion of Ownership Interest	Vessel Owned	Country of Vessel Registration

Alcinoe Shipping Limited	Republic of Cyprus	100%	None	Not applicable
Allendale Investments S.A.	Republic of Panama	100%	Kuo Hsiung	Republic of Panama
Alterwall Business Inc.	Republic of Panama	100%	Ninos	Republic of Panama
Diana Trading Ltd.	Republic of the Marshall Islands	100%	Irini	Republic of the Marshall Islands
Eleni Shipping Limited	Republic of Liberia	100%	Eleni P	Republic of Liberia
Emmentaly Business Inc.	Republic of Panama	100%	Jonathan P	Republic of Panama
Eternity Shipping Company	Republic of the Marshall Islands	100%	Captain Costas (ex OEL Transworld)	Republic of the Marshall Islands
Gregos Shipping Limited	Republic of the Marshall Islands	100%	Gregos	Republic of the Marshall Islands
Manolis Shipping Limited	Republic of the Marshall Islands	100%	Manolis P	Republic of the Marshall Islands
Noumea Shipping Ltd.	Republic of Liberia	100%	Maersk Noumea	Republic of Liberia
Oceanopera Shipping Limited	Republic of Cyprus	100%	None	Not applicable
Oceanpride Shipping Ltd.	Republic of Cyprus	100%	None	Not applicable
Pilory Associates Corp.	Republic of Panama	100%	Despina P	Panama
Prospero Maritime Inc.	Republic of the Marshall Islands	100%	Aristides N.P.	Republic of the Marshall Islands
Saf-Concord Shipping Ltd.	Republic of Liberia	100%	Monica P	Liberia
Salina Shipholding Corp.	Republic of the Marshall Islands	100%	Artemis	Republic of the Marshall Islands
Searoute Maritime Ltd.	Republic of Cyprus	100%	None	Not applicable
Tiger Navigation Corp.	Republic of the Marshall Islands	100%	Tiger Bridge	Republic of the Marshall Islands
Trust Navigation Corp.	Republic of Liberia	100%	None	Not applicable
Xenia International Corp.	Republic of the Marshall Islands	100%	Tasman Trader	Republic of the Marshall Islands
Xingang Shipping Ltd.	Republic of Liberia	100%	Mastro Nicos (ex YM Xingang I)	Republic of Liberia
Pantelis Shipping Limited	Republic of Malta	100%	Pantelis	Republic of Malta

[Form of Terms Agreement]                              ANNEX I

EUROSEAS LTD.

Common Stock

TERMS AGREEMENT

             ______, 20__
Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York, 10013

Dear Sirs:

Euroseas Ltd. (the "Company") proposes, subject to the terms and conditions stated herein and in the Equity Distribution Agreement, dated September 4, 2009 (the "Equity Distribution Agreement"), between the Company and Citigroup Global Markets Inc., to issue and sell to Citigroup Global Markets Inc. the securities specified in the Schedule I hereto (the "Purchased Shares")[, and solely for the purpose of covering over-allotments, to grant to Citigroup Global Markets Inc. the option to purchase the additional securities specified in the Schedule I hereto (the "Additional Shares")].

 [Citigroup Global Markets Inc. shall have the right to purchase from the Company all or a portion of the Additional Shares as may be necessary to cover over-allotments made in connection with the offering of the Purchased Shares, at the same purchase price per share to be paid by Citigroup Global Markets Inc. to the Company for the Purchased Shares.  This option may be exercised by Citigroup Global Markets Inc. at any time (but not more than once) on or before the thirtieth day following the date hereof, by written notice to the Company.  Such notice shall set forth the aggregate number of shares of Additional Shares as to which the option is being exercised, and the date and time when the Additional Shares are to be delivered (such date and time being herein referred to as the "Option Closing Date"); provided, however, that the Option Closing Date shall not be earlier than the Time of Delivery (as set forth in the Schedule I hereto) nor earlier than the second business day after the date on which the option shall have been exercised nor later than the fifth business day after the date on which the option shall have been exercised.  Payment of the purchase price for the Additional Shares shall be made at the Option Closing Date in the same manner and at the same office as the payment for the Purchased Shares.]

Each of the provisions of the Equity Distribution Agreement not specifically related to the solicitation by Citigroup Global Markets Inc., as agent of the Company, of offers to purchase securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein.  Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement [and] [,] the Time of Delivery [and any Option Closing Date], except that each representation and warranty in Section 2 of the Equity Distribution Agreement which makes reference to the Prospectus (as therein defined) shall be deemed to be a representation and warranty as of the date of the Equity Distribution Agreement in relation to the Prospectus, and also a representation and warranty as of the date of this Terms Agreement [and] [,] the Time of Delivery [and any Option Closing Date] in relation to the Prospectus as amended and supplemented to relate to the Purchased Shares.

An amendment to the Registration Statement (as defined in the Equity Distribution Agreement), or a supplement to the Prospectus, as the case may be, relating to the Purchased Shares [and the Additional Shares], in the form heretofore delivered to the Manager is now proposed to be filed with the Securities and Exchange Commission.

Subject to the terms and conditions set forth herein and in the Equity Distribution Agreement which are incorporated herein by reference, the Company agrees to issue and sell to Citigroup Global Markets Inc. and the latter agrees to purchase from the Company the number of shares of the Purchased Shares at the time and place and at the purchase price set forth in the Schedule I hereto.

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the Equity Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between the Manager and the Company.

EUROSEAS LTD.

By:
Name:
Title:

ACCEPTED as of the date
first written above.

Citigroup Global Markets Inc.

By:
Name:
Title:

[Form of Terms Agreement] Schedule I to the Terms Agreement

Title of Purchased Shares [and Additional Shares]:
Common Stock, par value $[__] per share

Number of Shares of Purchased Shares:

[Number of Shares of Additional Shares:]

[Price to Public:]

Purchase Price by Citigroup Global Markets Inc.:

Method of and Specified Funds for Payment of Purchase Price:
By wire transfer to a bank account specified by the Company in same day funds.

Method of Delivery:
Free delivery of the Shares to the Manager's account at The Depository Trust Company in return for payment of the purchase price.

Time of Delivery:

Closing Location:

Documents to be Delivered:

The following documents referred to in the Equity Distribution Agreement shall be delivered as a condition to the closing at the Time of Delivery [and on any Option Closing Date]:
(1) The opinions referred to in Section 4(l).
(2)  The opinion referred to in Section 4(m).
(3)  The accountants' letter referred to in Section 4(n).
(4)  The officers' certificate referred to in Section 4(k).
(5)  Such other documents as the Manager shall reasonably request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated: September 4, 2009	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
President